FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Regalito Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X  Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP.

"Robert Pirooz"

Dated:

August 10, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Chief Executive Officer

NEWS RELEASE

AMEX / TSX: RLO

“AUGUST 10 - 2005”	NR:05-02

REGALITO COPPER CORP. TO RAISE US$4.6 MILLION IN PRIVATE PLACEMENT

Vancouver, British Columbia – Regalito Copper Corp announces that it intends to complete an unbrokered financing to raise US$4.6 million through the sale, by private placement, of one million common shares at a price of US$4.60 per share. The shares will bear a four-month restriction on resale. Proceeds of this financing will be used to finance the purchase by the Company of certain water and surface rights in connection with development of its Regalito copper project in north-central Chile and for general working capital. Negotiations to purchase such water and surface rights are well advanced and should be completed in the near future. The financing is subject to regulatory approval and is expected to close within 30 days.

1

REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7401

 CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Regalito Copper Corp. (the "Company")

1550 - 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 10, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on August 10, 2005 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Regalito Copper Corp. announces that it intends to complete an unbrokered financing to raise US$4.6 million through the sale, by private placement, of one million common shares at a price of US$4.60 per share.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces that it intends to complete an unbrokered financing to raise US$4.6 million through the sale, by private placement, of one million common shares at a price of US$4.60 per share. The shares will bear a four-month restriction on resale. Proceeds of this financing will be used to finance the purchase by the Company of certain water and surface rights in connection with development of its Regalito copper project in north-central Chile and for general working capital. Negotiations to purchase such water and surface rights are well advanced and should be completed in the near future. The financing is subject to regulatory approval and is expected to close within 30 days.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

1550-625 Howe Street, Vancouver, B.C.  Canada  V6C 2T6

tel. 604.687-0407  Fax.  604.687-7041

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

CEO

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 10th day of August, 2005.

"Signed"

Robert Pirooz CEO